KIRLIN SECURITIES, INC.
                              6901 JERICHO TURNPIKE
                             SYOSSET, NEW YORK 11791

                                                               February 10, 2005


VIA EDGAR AND TELECOPY
Ms. Cheryl Grant
Unites States Securities and
  Exchange Commission
Mail Stop 0407, 450 Fifth Street, N.W.
Washington, D.C. 20549-0405

        RE: FUSION TELECOMMUNICATIONS INTERNATIONAL, INC. (THE "COMPANY") REGISTRATION STATEMENT ON FORM S-1
               (FILE NO. 333-120412) ( THE "REGISTRATION STATEMENT")
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Dear Ms. Grant:

         In connection with the Registration Statement on Form S-1 of Fusion Telecommunications International, Inc., the undersigned, which is acting as the representative of the underwriters of the offering, hereby requests acceleration of the effective date and time of the Registration Statement to 9:00 A.M., Friday, February 11, 2005 or as soon thereafter as practicable, pursuant to Rule 461 of the Securities Act of 1933.


                                            Very truly yours,

                                            KIRLIN SECURITIES, INC.


                                            By:  /S/ David O. Lindner
                                                     David O. Lindner
                                                     Co-Chief Executive Officer